June 20, 2018

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Rufus Decker

Re:	Tahoe Resources Inc.
Form 40-F for the Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-35531

Dear Mr. Decker:

     In your letter dated June 15, 2018 to Elizabeth McGregor, Chief Financial Officer of Tahoe Resources Inc. (the “Company”), you have requested that the Company provide you with certain information by June 29, 2018. This letter confirms that, pursuant to a discussion between our legal counsel and James Giugliano of the Staff, our request for an additional two weeks (until July 13, 2018), in order to allow the Company sufficient time to respond to your comment and provide the requested information, has been granted.

     If you have any questions regarding this matter, please do not hesitate to contact me directly at 775.448.5825 or our legal counsel, David Stone, at 312.269.8411.

Sincerely,

/s/ Cassandra Joseph
Cassandra Joseph
VP Corporate Secretary & Associate General Counsel

cc: Elizabeth McGregor
David S. Stone